Exhibit 99.1

Baytex Energy Trust to present at the FirstEnergy Canadian Energy Conference in London, England

Calgary, October 5, 2006/CNW/ - Notification of live webcast event:

Baytex Energy Trust
Live webcast presentation
Thursday, October 12, 2006, 2:05 PM GMT (7:05 AM MST)

To listen and view this online event, please visit:

http://www.firstenergy.com/conf/cec06/BTE_UN.html

The presentation will be available in an archived version at this link for 30 days following the live presentation.

For more information on the webcast please visit www.firstenergy.com or contact:

Baytex Energy Trust
Erin Hurst,
Investor Relations
Ph:  403-538-3681